Dig Dates, Inc.
Statement of Changes in Shareholders' Equity
From July 7, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, July 7, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Sale of shares	9,000,000	90			90
Issuance of stock purchase rights			67,000		67,000
Net loss				(6,635)	(6,635)
Balance, December 31, 2017	9,000,000	$ 90	$ 67,000	$ (6,635)	$ 60,455